UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-38591

Pinduoduo Inc.

28/F, No. 533 Loushanguan Road, Changning District

Shanghai, 200051

People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ☒         Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Result of Pinduoduo Inc.’s 2022 Annual General Meeting

At Pinduoduo Inc.’s (the “Company”) 2022 annual general meeting of shareholders held on July 31, 2022, shareholders of the Company adopted the following resolutions as ordinary resolutions proposed by the Company:

1.	THAT Mr. Lei Chen be re-elected as a director of the Company;

2.	THAT Mr. Anthony Kam Ping Leung be re-elected as a director of the Company;

3.	THAT Mr. Haifeng Lin be re-elected as a director of the Company;

4.	THAT Dr. Qi Lu be re-elected as a director of the Company;

5.	THAT Mr. Nanpeng Shen be re-elected as a director of the Company; and

6.	THAT Mr. George Yong-Boon Yeo be re-elected as a director of the Company.

A total of 4,643,291,220 votes, representing 91.8% of the total outstanding voting power as of July 7, 2022, the record date, were present in person or by proxy at the 2022 annual general meeting.  The results of the votes are as follows:

	For		Against		Abstained
Resolutions	Votes	%	Votes	%	Votes
Re-election of Lei Chen	4,578,497,312	99.0%	45,715,644	1.0%	19,078,264
Re-election of Anthony Kam Ping Leung	4,537,401,088	97.7%	105,114,764	2.3%	775,368
Re-election of Haifeng Lin	4,606,951,568	99.2%	35,560,896	0.8%	778,756
Re-election of Qi Lu	4,406,814,508	94.9%	235,701,936	5.1%	774,776
Re-election of Nanpeng Shen	4,036,646,312	86.9%	605,867,452	13.1%	777,456
Re-election of George Yong-Boon Yeo	4,106,591,600	88.5%	535,922,060	11.5%	777,560

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PINDUODUO INC.

By	:	/s/ Lei Chen
Name	:	Lei Chen
Title	:	Chairman of the Board of Directors and Chief Executive Officer

Date: August 2, 2022